Exhibit 10.25

LeMaitre Vascular, Inc.

(the “Company”)

MANAGEMENT INCENTIVE COMPENSATION PLAN (2006)

Objective of Management Incentive Compensation Plan (the “Incentive Plan”):

•	Encourage participants to achieve goals intended to create value for the Company’s shareholders;
•	Encourage participants to work as a team to achieve the Company’s goals;
•	Provide incentives for participants to strive for achievement above and beyond the Company’s goals; and
•	Help attract and retain high quality senior management personnel.

Eligibility:

The Incentive Plan is intended for senior management, including each member of the executive committee. Participants in the Incentive Plan are to be recommended by the Chief Executive Officer and approved by the Compensation Committee of the Board of Directors (the “Compensation Committee”) in its sole discretion, except that all members of the executive committee (i.e., executive officers) shall participate in the Incentive Plan.

Nature of Bonus Composition:

Bonus payments made under this Incentive Plan may be comprised of cash, stock or any combination of cash and stock, as determined by the Compensation Committee in its sole discretion.

Bonus Potential

Bonus levels are to be created on an individual basis by the Compensation Committee. In 2006, the Bonus Potential shall be within the following ranges as a percentage of base salary plus Bonus Potential, at the discretion of the Compensation Committee:

Level 1 Employees	28%
Level 2 Employees	23-26%
Level 3 Sales Employees	27-30%
Level 3 Other Employees	16-25%

Determination of Bonus Payments:

Bonus payments made to participants in the Incentive Plan will be based on a participant’s achievement of pre-defined objectives, including corporate objectives (such as net sales, operating income, gross profit and gross margin) and individual objectives (such as achievement of pre-defined marketing, regulatory, manufacturing, sale and/or general administrative objectives, as applicable). Corporate and individual objectives will be recommended by the Chief Executive Officer and approved by the Compensation Committee.

Minimum Achievement Level to Receive Bonus Payment:

Participants who achieve a pre-determined percentage of the pre-defined corporate and individual objectives will be eligible to receive 100% of their target bonus amount. Participants who achieve corporate and individual objectives in excess of this pre-determined percentage will be eligible to receive an additional bonus payment, up to a pre-defined maximum bonus amount, which may exceed the Bonus Potential amounts defined above.

Compensation Committee Discretion:

The Compensation Committee in its sole discretion shall have full discretionary power to administer and interpret the Incentive Plan, to establish rules for its administration, to establish corporate and individual goals as appropriate and to determine whether any proscribed goals have been achieved. The Compensation Committee may also elect to award bonus payments in amounts smaller than or greater than the bonus amounts that would otherwise be indicated by the Incentive Plan, in its sole discretion.

Timing of Payment:

No payment will be made under the Incentive Plan unless the Compensation Committee first approves such payments. Unless otherwise provided in a written employment agreement, the participant must be in the continued employ of the Company at the time of bonus payment.

Taxes:

All payments are subject to the withholding of applicable taxes.

Administration:

The Incentive Plan is administered by the Compensation Committee. It does not represent an employment contract and shall not confer upon any participant any right with respect to continued employment. The Company reserves its right at any time to terminate any participant’s employment at any time free from any liability or claim under the Incentive Plan. The Incentive Plan can be cancelled, altered or amended by the Compensation Committee at any time for any reason, in its sole discretion.